EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

August 7, 2009	For More Information Contact:
Mark D. Curtis, Senior Vice President and Treasurer
(516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES INCREASE IN EARNINGS
FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2009

Glen Head, New York, August 7, 2009 (GLOBE NEWSWIRE) – The First of Long Island Corporation (Nasdaq: FLIC) earned $1.01 per share in the first six months of 2009, an increase of 17 cents, or 20%, over the same period last year.  Earnings for the second quarter of 2009 were $.47 per share, an increase of 2 cents, or 4%, over the same quarter last year.  Excluding the FDIC special assessment discussed hereinafter, the increase in earnings for the first six months of 2009 was 22 cents per share, or 26%, and the increase for the second quarter of 2009 was 7 cents per share, or 16%.

Returns on average assets (“ROA”) and equity (“ROE”) were 1.14% and 13.85%, respectively, for the first six months of 2009 as compared to 1.09% and 12.36% for the same period last year.

The increase in earnings in 2009 is largely attributable to loan growth.  On an average balance basis, total loans grew by $130 million, or 24%, when comparing the first six months of 2009 to the same period last year.  The growth, which occurred in commercial mortgages, residential mortgages and home equity loans, resulted from management’s continued efforts to improve the Bank’s current and future earnings prospects by making loans a larger portion of the overall balance sheet.   The loan growth was funded by deposit growth and borrowings.

Also contributing to the earnings increase was the sale of approximately $33 million of available-for-sale securities at a gain of $947,000.  The proceeds of the sale were reinvested in securities having a longer duration and an average yield slightly higher than the securities sold.

      Other positive factors with respect to the increase in earnings are a $319,000 decrease in the provision for loan losses and a decrease in the Corporation’s effective income tax rate.  The decrease in the provision for loan losses is primarily a result of the reversal of $300,000 of impairment reserves on two commercial loans.  One of the loans has been paid in full, while the other loan has been more than adequately collateralized by the borrower.  The decrease in the effective income tax rate is primarily due to a tax planning strategy with respect to the Bank’s REIT entity.

The positive factors described above were partially offset by increases in retirement plan expense and FDIC insurance expense of $461,000 and $1,064,000, respectively.  Retirement plan expense increased primarily because of significant declines during 2008 in the value of pension plan assets and long-term interest rates.  FDIC insurance expense increased primarily because of an increase in the FDIC’s base assessment rates for 2009 and a 5 basis point special assessment that the FDIC levied on the banking industry effective June 30, 2009.  The special assessment cost the Corporation $647,000, and the FDIC has said that “An additional special assessment of up to 5 basis points later in 2009 is probable, but the amount is uncertain.”

Also negatively impacting earnings are lower market interest rates and a resulting decline in the overall yield earned by the Corporation on interest-earning assets.  For those interest-earning assets funded by noninterest-bearing liabilities and capital, there is no offsetting reduction in interest cost.  Therefore, the yield reduction results in a corresponding reduction in net interest income.

      Total deposits increased by $217 million, or 24%, in the first six months of 2009.  The increase is attributable to the promotion of several deposit products coupled with the increased desirability of bank deposit products due to the volatility and poor performance of the equity markets.  In addition, management believes that the Bank’s financial strength relative to other financial institutions in its market area also played a role.

The credit quality of the Bank’s loan portfolio continues to be excellent as evidenced by the low level of nonperforming loans.  The Bank has not originated nor does it hold any subprime or alt-A mortgages in its loan portfolio, nor has it originated any loans that management would otherwise consider high risk.  In addition, all of the Bank’s mortgage securities are backed by mortgages underwritten on conventional terms.  The U.S. government guarantees the timely payment of principal and interest on most of these securities and underlying mortgages.  Substantially all of the remaining debt securities in the Bank’s portfolio, consisting solely of municipal securities, are rated A or better.

In early 2009, the Bank opened a commercial banking office in Port Jefferson Station, Long Island.  During the third quarter of 2009 the Bank expects to open a full service branch in Bayville, Long Island and convert its Valley Stream commercial banking office to a full service branch.  Continued branch expansion in targeted markets on Long Island and in Manhattan remains a key strategic initiative.

BALANCE SHEET INFORMATION

	6/30/09	12/31/08
	(dollars in thousands)

Assets	$1,401,678	$1,261,609

Net Loans	691,016	652,058

Nonperforming Loans	666	154

Investment Securities	615,656	548,253

Checking Deposits	323,386	324,138

Savings and Money Market Deposits	520,824	384,047

Time Deposits	272,673	192,152

Borrowed Funds	167,439	251,122

Stockholders' Equity	108,301	102,532

Bank's Risk-based Capital Ratio	16.78%	17.27%

INCOME STATEMENT INFORMATION

	Six Months Ended		Three Months Ended
	6/30/09	6/30/08	6/30/09	6/30/08
	(dollars in thousands, except per share data)

Net Interest Income	$22,612	$20,132	$11,021	$10,555
Provision For Loan Losses	106	425	274	261
Net Interest Income After Loan Loss Provision	22,506	19,707	10,747	10,294

Noninterest Income	4,098	3,040	2,522	1,512
Noninterest Expense	17,207	14,599	8,948	7,263
Income Before Income Taxes	9,397	8,148	4,321	4,543
Income Tax Expense	2,061	1,984	913	1,236
Net Income	$7,336	$6,164	$3,408	$3,307

Earnings Per Share:
Basic	$ 1.02	$ .85	$ .47	$ .46
Diluted	$ 1.01	$ .84	$ .47	$ .45

Cash Dividends Declared Per Share	$ .36	$ .30	$ .18	$ .15

ROA	1.14%	1.09%	1.01%	1.13%
ROE	13.85%	12.36%	12.59%	13.30%
Net Interest Margin	4.01%	4.06%	3.82%	4.10%

This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934.  Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”.  The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements.  In addition, the Corporation assumes no duty to update forward-looking statements.

For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended June 30, 2009.  The Form 10-Q will be available on or before August 10, 2009 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com.